AMENDED DEFINITIVE ACQUISITION AGREEMENT

This Acquisition Agreement is between the following parties:

Net Savings Link, Inc. (NSAV)

James A. Tilton, President

2374 Route 390

P.O. 609

Mountainhome, PA 18342

and

Danyi Zhang

445 Jiangning Road

Suite 16D

Shanghai, PR China 200041

This Amended Definitive Acquisition Agreement replaces the Definitive Acquisition Agreement signed by the parties on May 8, 2017, which is now null and void.

Transaction Details:

NSAV desires to purchase 70% of Shanghai Hua Si Tai Medical Consultation Company Limited (SHST), whose main asset is Shanghai Vital Strategic Research Institute (SVSR). Danyi Zhang desires to sell 70% of SHST to NSAV. The proposed transaction is as follows:

The parties agree that NSAV will purchase 70% of SHST for the sum of $ 400,000. U.S. Dollars, which is payable in the form of a non-convertible promissory note, bearing 8% interest per annum. The duration of the note is 12 months, at which time the note is due in full, along with any accrued interest.

In addition to the promissory note, the parties agree that NSAV will provide SHST with working capital in the sum of $ 400,000. U.S. Dollars during the 12 months following the signing of this agreement.

Danyi Zhang will supply to NSAV current audited financial statements for SHST according to U.S. GAAP no later than December 1, 2017. Danyi Zhang confirms that the December 31, 2016 SHST financial statements previously provided to NSAV are true and accurate.

Danyi Zhang will assist NSAV in conducting and completing full due diligence on SHST immediately after the issuance of said promissory note.

NSAV undertakes that it will begin updating and upgrading the SVSR English and Chinese websites within 1 week after the signing of this agreement. Danyi Zhang agrees to provide full assistance to NSAV in this endeavor.

NSAV is a public company, which trades on the OTC Markets in New York, under the stock symbol NSAV. NSAV is incorporated in the U.S. state of Colorado and is registered to do business in the U.S. state of Pennsylvania.

SHST is a privately held company, incorporated in Shanghai, PR China.

The closing of this agreement is immediate upon the signing by both parties and is conditional on the issuance of the signed said promissory note by both parties.

The above represents this Amended Definitive Acquisition Agreement in its entirety and is subject to the laws of the State of Pennsylvania and is made effective on the date signed below.

Date: October 9, 2017

NET SAVINGS LINK, INC.

/s/ James Tilton
James Tilton, Chief Executive Officer

Shanghai Hua Si Tai Medical Consultation Company

/s/ Danyi Zhang
Danyi Zhang, Owner